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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

China 3C Group
(Name of Issuer)
Common Stock
(Title of Class of Securities)
169362 10 0
(CUSIP Number)
Guoqiong Yu
China US Bridge Capital Ltd.
Suite 05B, 15th Floor,
Convention Plaza, Office Tower #1
Harbour Road, Wan Chai
Hong Kong, P.R. China
852-2511-1665
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	169362 10 0	Page	of

1	NAMES OF REPORTING PERSONS: China US Bridge Capital Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,624,903 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,624,903 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,624,903 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

2

CUSIP No.	169362 10 0	Page	of

1	NAMES OF REPORTING PERSONS: Guoqiong Yu

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,624,903 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,624,903 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,624,903 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

3

Item 1.      Security and Issuer.
     The class of equity securities to which this Schedule 13D/A relates is the common stock of China 3C Group, a Nevada corporation (the “Issuer”). The Issuer was formerly known as Sun Oil & Gas Corp. The principal executive offices of the Issuer are located at 368 HuShu Nan Road, HangZhou City, Zhejiang Province, China.
Item 2.      Identity and Background.
     This Schedule 13D/A is being filed on behalf of China US Bridge Capital Ltd. (“China US”), a company organized in the British Virgin Islands, and Guoqiong Yu (together, the “Reporting Persons”). The address of the principal office of China US is Suite 05B, 15th Floor Convention Plaza, Office Tower #1, Harbour Road, Wan Chai, Hong Kong, P.R. China. The principal business of China US is to act as a holding company.
     Ms. Yu is the Chief Executive Officer, Manager and controlling member of China US, which is her present principle occupation. Her business address is China US Bridge Capital Ltd., Suite 05B, 15th Floor Convention Plaza, Office Tower #1, Harbour Road, Wan Chai, Hong Kong, P.R. China. Ms. Yu is a citizen of China.
     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.
Item 3.      Source and Amount of Funds or Other Consideration.
     China US acquired 1,505,000 shares of newly issued common stock of the Issuer in exchange for its 4.3% ownership interest in Capital Future Development Limited, a British Virgin Islands corporation, and $21,500.
Item 4.      Purpose of Transaction.
     On December 21, 2005, the Issuer entered into an agreement and plan of merger with YX Acquisition Corporation (“YXAC”), Capital Future Development Limited (“CFDL”), Zhenggang Wang, Yimin Zhang, Weiyi Lv, Xiaochun Wang, Zhongsheng Bao, Simple (Hongkong) Investment & Management Company Limited, First Capital Limited, Shenzhen Dingyi Investment & Consulting Limited and China US (the “Merger Agreement”). The transaction described in the Merger Agreement is hereinafter referred to as the “Merger Transaction.”
     Prior to the completion of the Merger Transaction on December 21, 2005, YXAC was a Nevada corporation and a wholly owned subsidiary of the Issuer. CFDL is a corporation formed under the laws of the British Virgin Island and a holding company that owns all of the issued and outstanding stock of Zhejiang Yong Xin Digital Technology Company Limited (“ZYXD”).

ZYXD is a holding company organized under the laws of China, and it owns 90% of the issued and outstanding capital stock of each of Hangzhou Wang Da Electronics Company, Limited (“HWDA”) and Yiwu Yong Xin Telecommunication Company, Limited (“YYXC”), both of which are organized under the laws of China. HWDA and YYXC each own the remaining 10% of other’s issued and outstanding capital stock. HWDA and YYXC are operating companies. Prior to the completion of the Merger Transaction on December 21, 2005, Zhenggang Wang, Yimin Zhang, Weiyi Lv, Xiaochun Wang, Zhongsheng Bao, Simple (Hongkong) Investment & Management Company Limited, First Capital Limited, Shenzhen Dingyi Investment & Consulting Limited and China US were the shareholders of CFDL (the “CFDL Shareholders”).
     Pursuant to the Merger Agreement, YXAC merged with CFDL, with CFDL as the survivor of the merger. As a result of the Merger Transaction, CFDL became a wholly owned subsidiary of the Issuer, which, in turn, made the Issuer the indirect owner of the Chinese holding company ZYXD and its Chinese operating company subsidiaries, HWDA and YYXC.
     Under the Merger Agreement, in exchange of surrendering their shares in CFDL, the CFDL Shareholders received both stock consideration and cash consideration. The stock consideration consisted of 35,000,000 newly issued shares of the Issuer’s common stock, which were divided proportionally among the CFDL Shareholders in accordance with their respective ownership interests in CFDL immediately before the completion Merger Transaction. The cash consideration consisted of $500,000 in cash, again divided proportionally among the CFDL Shareholders in accordance with their respective ownership interests in CFDL immediately before the completion Merger Transaction and payable no later than the first anniversary of the Merger Transaction. The obligation to pay the cash consideration is evidenced by nine interest-free promissory notes between the Issuer and each of the CFDL Shareholders.
     The Reporting Persons have no plans or proposals that relate to or would result in the occurrence of any of the actions described in
Items 4(a) through 4(j).
Item 5.      Interest in Securities of the Issuer.
     (a)      China US owns 1,624,903 shares of common stock of the Issuer, which consist of the 1,505,000 shares it acquired in the Merger Transaction and 119,903 shares it already possessed (after giving effect to the 1-for-20 reverse stock split affected by the Issuer on December 19, 2005). As of December 21, 2005, China US owned approximately 3.8% of the Issuer’s issued and outstanding common stock.
     In connection with her position as Chief Executive Officer, Manager and controlling member of China US, Ms. Yu may be deemed to beneficially own the 1,624,903 shares of common stock of the Issuer owned by China US.
     (b)      The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of, the 1,624,903 shares of common stock of the Issuer that China US owns.
     (c)      Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D/A.

     (d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by China US.
     (e)      The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Upon the completion of the Merger Transaction on December 21, 2005, Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Inapplicable.
Item 7.      Material to Be Filed as Exhibits.
     Exhibit A       Merger Agreement
     Exhibit B      Agreement Regarding the Joint Filing of Schedule 13D

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2005	CHINA US BRIDGE CAPITAL LTD.
/s/ Guoqiong Yu
Guoqiong Yu
CEO/Chairman/Manager

December 30, 2005	GUOQIONG YU
/s/ Guoqiong Yu
Guoqiong Yu, Individually